[This information was placed on the Datek Holdings Corp. website]

Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

Dear Customer:

Datek Online Holdings Corp. announced its intention to merge with Ameritrade Holding Corporation on April 8, 2002. Let me update you on what has been going on since then.

As Ameritrade and Datek prepare to link forces, we are working hard to satisfy regulatory requirements that will allow our transaction to be completed in two or three months’ time. Meanwhile, representatives of both firms are examining every aspect of the client experience. Here are some of the highlights:

•	Customer volunteers from “both sides of the aisle” are sharing their feedback on proposed product and service enhancements in Client Advisory Groups.

•	A high-level steering committee, made up of senior managers, is your assurance that client interests come first during the integration process.

•	Intensive research into client relationships is being used to prioritize features and functions in the combined company.

What is our goal throughout these initiatives? To focus and deliver on the products, functions and services that truly are most important to you.

When completed, we are confident our merger will open an invigorating new chapter in the history of online brokerage firms. In the meantime, all hands here wish to ensure that we continue to deliver the innovations that have driven online trading AND respect the core values that have made Ameritrade and Datek long-time industry leaders.

We believe our combined capabilities will offer substantial opportunities during this challenging market. But since we would also like to have your “Two Cents” on these matters, please take a moment to email me any questions or comments at mergerinfo@datek.com.

Look for additional merger updates in the weeks ahead.

Ed Nicoll
Chairman and CEO
Datek Online Holdings Corp.

ON APRIL 8, 2002, DATEK ONLINE HOLDINGS CORP. ANNOUNCED ITS INTENTION TO MERGE WITH AMERITRADE HOLDING CORPORATION. INVESTORS ARE URGED TO READ THE JOINT/PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.